August 2, 2016

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed April 27, 2016
Form 8-K
Filed April 26, 2016
File No. 001-06732

Dear Ms. Thompson:

As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated July 21, 2016 to Stephen J. Jones (the “Comment Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplementary Financial Information-Adjusted Earnings Per Share (“Adjusted EPS”) (Non-GAAP Discussion), page 43

1.
Please tell us and clearly disclose in future filings how you calculated the income tax impact of your pro forma adjustments. Please review the guidance in the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and ensure you consider this guidance when preparing your next periodic report. Please specifically refer to Question 102.11 of the updated guidance.

Response:
We utilize Adjusted EPS as a performance measure. We calculate the proforma income tax impact on the reconciling items included in our Adjusted EPS calculation based on the specific current and deferred federal and state tax impact of each item using the statutory federal tax rate and applicable blended state rate.  Our current disclosure states the income tax impact as a separate adjustment and we have also included in our Form 10-Q for the period ended June 30, 2016 filed on July 28, 2016, the following disclosure, in a footnote to the calculation of Adjusted EPS, describing the calculation of the proforma tax impact on the reconciling items included in the Adjusted EPS calculation:

“We calculate the federal and state impact of each item using the statutory federal tax rate and applicable blended state tax rate.”

Liquidity and Capital Resources, page 47

2.
Your disclosures indicate that you have “substantial indebtedness,” including $921 million of debt that will mature during 2020, and that, during fiscal 2015, the total return of capital to shareholders through cash dividends and common stock repurchased exceeded free cash flow. We also note from the prepared management remarks on your fourth quarter 2015 earnings call that your current dividend rate is “not only sustainable” but that it “could grow over time as our growth investments and Continuous Improvement initiatives begin contributing to our results over the next few years.” When also considering your net interest expense exceeded or approached your operating income during the last two fiscal years, please disclose in greater detail your ability to meet upcoming cash requirements over both the short and long term. Please also provide us with the Leverage Ratio and Interest Coverage Ratio debt covenant calculations pertaining to your Revolving Credit Facility and tell us and disclose the impact of these covenants on your ability to undertake additional financing. Please refer to SEC Release No. 33-8350.

Response:

We note for the Staff that in the MD&A Liquidity section of our Q2 2016 Form 10-Q filed on July 28, 2016, we believe that we have provided a more informative discussion consistent with the response below:

In 2016, while our interest expense exceeded our operating income, we expect to generate net cash from operating activities of $245 million to $295 million, which we expect to meet or exceed our cash requirements for both capital expenditures to maintain our existing assets and for ongoing dividends to shareholders. We intend to utilize existing cash balances and debt financing to fund investments in the growth of our business in 2016, including our committed investments in the Dublin EfW facility (utilizing non-recourse project financing arranged in 2014), the Essex County EfW facility (utilizing proceeds from the tax-exempt bond issuance completed in 2015), and other growth investments (utilizing our borrowings under the Revolving Credit Facility, which had $347 million of availability as of June 30, 2016).  In order to offset a portion of the indebtedness incurred to finance these investments in the growth of our business, as well as borrowings incurred to fund share repurchases completed in late 2015 and early 2016 (referenced above), we intend to utilize upon receipt a portion of the anticipated proceeds from the sale of our ownership interest in Sanfeng Environment to CITIC Limited, or approximately $50 million, to repay borrowings under our Revolving Credit Facility.

The amount of our net cash provided by operating activities (including after coverage of interest expense), less capital expenditures incurred to maintain our existing assets, significantly exceeds our operating income on an ongoing basis, primarily due to the fact that our depreciation and amortization expense, which were $198 million in 2015, exceeds capital expenditures required to maintain existing assets, which were $102 million in 2015. Further, to the extent that impairments decrease reported operating income, our cash flow from operations is not reduced.

Beyond 2016, we expect that our financial results will be affected by several factors, including: market prices, contract transitions, new contracts, rates of new business growth in our environmental services operations, acquisitions and other growth investments, continuous improvement initiatives, and our ability to manage facility production and operating costs. In addition, we expect our Dublin EfW facility to commence commercial operations in late 2017, after which we expect it to contribute meaningfully to our financial results. Absent a material adverse change in our business, including as a result of the factors identified above, we believe that our ongoing net cash provided by operating activities will continue to meet or exceed our capital expenditures required to maintain existing assets as well as our cash dividends to shareholders. It is our goal to increase annual cash flow from operations, both organically, supported by our continuous improvement initiative, and from new investments, including our Dublin EfW facility, in order to support future increases in our cash dividend rate.  In addition, under our capital allocation policy, we intend to use any excess cash flow from operations above the amount of these on-going requirements to either invest in growth opportunities, repay indebtedness, and/or repurchase stock.  If and as we identify attractive growth investment opportunities that exceed our expected cash flow from operations, we will continue to consider utilizing debt and/or equity financing to the extent that it is available in the market on acceptable terms.

We have substantial indebtedness, including $1.1 billion that will mature through 2020. We generally intend to refinance these instruments prior to maturity with like-kind financing in the bank loan and/or debt capital markets in order to maintain a capital structure comprised primarily of long-term debt, which we believe appropriately matches the long-term nature of our assets and contracts.  The loan documentation governing the Credit Facilities contains various affirmative and negative covenants, as well as financial maintenance covenants (financial ratios), that limit our ability to engage in certain types of transactions. As noted in the table below, we were not only in compliance with all of the affirmative and negative covenants under the Credit Facilities as of June 30, 2016 and December 31, 2015, but also were not approaching levels in which a waiver from such covenants was or would likely be required:

Ratio	Limit	June 30, 2016	December 31, 2015
Leverage Ratio	Maximum 4x	3.4x	2.9x
Interest Coverage Ratio	Minimum 3x	3.4x	3.5x

We do not anticipate our existing debt covenants to restrict our ability to undertake additional financing.

Sources and Uses of Cash Flow from Continuing Operations, page 48

3.
As requested in a prior comment letter dated December 30, 2013, please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements.

Response:

We note for the Staff that in the MD&A Liquidity section of our Q2 2016 Form 10-Q filed on July 28, 2016, we believe that we have provided a more informative discussion regarding material changes between periods and trends and variability in cash flows as follows:

Sources and Uses of Cash Flow from Continuing Operations for the Six Months Ended June 30, 2016 and 2015:

Net cash provided by operating activities from continuing operations for the six months ended June 30, 2016 was $58 million, an increase of $27 million from the prior year period. The increase was primarily due to favorable working capital of $36 million, partially offset by a decrease in operating performance of $6 million, as discussed above in our Results of Operations. The favorable working capital impact was primarily driven by the absence of bonus payments during 2016, which had been $34 million in the prior year.

Net cash used in investing activities from continuing operations for the six months ended June 30, 2016 was $191 million, a net decrease of $52 million from the prior year period. The decrease was principally attributable to reduced acquisition spending of $39 million and decreased purchases of property, plant and equipment totaling $11 million. The property, plant and equipment decrease was principally attributable to lower Dublin construction project expenditures of $17 million and lower New York City contract expenditures of $16 million, partially offset by increased maintenance capital expenditures of $13 million and Essex County EfW emissions control system expenditures of $5 million.

Net cash provided by financing activities from continuing operations for the six months ended June 30, 2016 was $143 million, a net decrease of $52 million from the prior period. The decrease was primarily attributable to lower net borrowings under the revolving credit facility of $61 million and stock repurchases totaling $20 million, partially offset by increased borrowings related to our Dublin facility totaling $32 million.

In future filings, we will include the impact of trends and uncertainties that may materially impact our cash flows, for example the expected impact our annual bonus will have on future period cash flow provided by operating activities.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 71

Use of Estimates, page 76

4.	Please address the following comments related to renewable energy credits (“RECs”):

•
Considering you identify RECs as one of the significant estimates used in preparing your financial statements, please disclose your REC accounting policy or explain to us why no such revision is necessary. We note that you included such disclosure in prior filings.

•
We note from the disclosures in your fiscal 2013 Form 10-K that the total amount of REC income recognized during fiscal 2013 was $17 million. Based on your page 40 disclosures, we note that REC income increased during fiscal 2014. Considering the materiality of these amounts to your pre-tax and net income, please quantify REC income in future filings. We note that in comment 4 of your response letter dated January 13, 2014, you previously agreed to quantify such amounts when material.

Response:
We have concluded that Renewable Energy Credit ("REC") income was immaterial to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015 and no longer represented a significant estimate or significant accounting policy. The primary source of our RECs has historically been our biomass facilities, some of which were not operating for most or all of 2015, and all biomass operations have now ceased as of April 2016. Our expected REC income for 2016 has been, and will continue to be, significantly lower based upon the status of the biomass operations. Since we recognize RECs as a reduction to plant operating expense, we have utilized a ratio of REC income to total plant operating expense as a measure of materiality. The table below outlines REC income as a relative percentage to plant operating expense for the years ended December 31, 2013, 2014 and 2015, and the quarters ended March 31, 2016 and June 30, 2016 (dollars in millions):

	Plant Operating Expense	REC Income	%
2013	$992	$17	1.7%
2014	$1,055	$22	2.1%
2015	$1,129	$22	1.9%
Q1 2016	$315	$6	1.9%
Q2 2016	$314	$1	0.3%

For future filings, we will continue to review the materiality of REC income recognized and disclose the amount of REC income recognized during the periods presented to the extent the amounts become material.

Change in Estimate, page 76

5.
We note your disclosure that during the year ended December 31, 2015, you reduced your overall profit estimate related to your Durham York construction contract and have incurred an overall loss on the project of $14 million. We also note your disclosure on page 112 that during the quarter ended June 30, 2015 you estimated incremental costs expected to be incurred under this contract and determined in the subsequent quarter that the prior estimate was not sufficiently accurate and required refinement to the projected net loss. You disclose that your inability to estimate such costs with sufficient accuracy during the period they were identified constituted a “material weakness” in your internal controls over financial reporting. Please tell us the amount by which your estimate at June 30, 2015 was inaccurate. Please also tell us how you considered whether this change represented a change in estimate or the correction of an error in prior period interim financial statements. Please refer to ASC 250-10-45 and the related definitions in ASC 250-10-20.

Response:
During the quarter ended June 30, 2015, the overall projected profit for the Durham-York construction project shifted to a net loss position, thereby requiring the total projected loss to be recorded in such period. At that time, it was determined that certain remediation and other work on the Durham-York facility was required prior to final testing and the commencement of commercial operations. As a consequence of this delay, we estimated the commercial operations date would be delayed to the first quarter of 2016 compared to the prior estimate of the third quarter of 2015. The remediation work was scheduled to begin in the latter part of July 2015 and our total projected loss included in our Form 10-Q for the quarter ended June 30, 2015, included approximately $1 million for such work. Further, the loss as of June 30, 2015 included $1 million for start-up operations associated with the estimated delay in timing of achieving commercial operations.

During the quarter ended September 30, 2015, upon further review of facts and circumstances that existed prior to the filing of our Form 10-Q for the quarter ended June 30, 2015, we identified $6 million of incremental costs associated with our Durham-York construction project that should have been identified and included in the total projected loss as of June 30, 2015, which were as follows:

(1)	It was determined that the projected costs for the remediation work was underestimated by $2 million; and

(2)	The estimated start-up costs were underestimated by approximately $4 million.

The omission of these amounts in our projected loss as of June 30, 2015 was due to an oversight of facts that existed at the time the financial statements were prepared, and as such is an error in the previously issued financial statements for the quarter ended June 30, 2015 per ASC 250-10-20. Accordingly, we concluded that such change represented a correction of an error rather than a change in estimate.

6.
You disclose on page 33 of your March 31, 2016 Form 10-Q that you determined that your estimate of construction costs associated with your Dublin construction project during the quarter ended December 31, 2015 was “also not sufficiently accurate” and was caused by the material weakness discussed in the preceding comment. Please tell us how you considered the guidance in ASC 605-35-25-56 through -61 in determining whether or not the percentage-of-completion method was appropriate for all of your construction contracts. In particular, paragraph 61 indicates that an entity using the percentage-of-completion method should use the completed-contract method for a single contract or a group of contracts “for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful.”

Response:
We wholly own our Dublin construction project and therefore capitalize the construction costs associated with this project and do not recognize revenue. Accordingly, the guidance in ASC 605 does not apply to the Dublin construction project. Further, we have no other active construction projects for which we recognize revenue using the percentage-of-completion method.

In order to remediate the existing material weakness related to municipally-owned facility construction accounting, we are testing the forecasting and data gathering processes related to our Dublin construction project as a measure to determine whether or not our internal processes and controls are satisfactory to mitigate the risk of a material misstatement for future municipally-owned fixed price construction projects. While the Dublin project is not a municipally-owned project, and therefore not an equivalent project from an accounting standpoint, the processes and controls utilized for project cost forecasting are the same.

Change in Accounting Principle, page 76

7.
We note that you adopted ASU 2014-05, Service Concession Arrangements, ASC Topic 853, effective January 1, 2015. You indicate that adoption of this guidance resulted in recording a $75 million reduction of property, plant and equipment and an increase in the accumulated deficit of $45 million. Please tell us the nature of your service concession arrangement(s) and how you determined the appropriate accounting. Specify whether any other existing GAAP impacted your accounting upon adoption of this guidance and clarify whether or not you recognized any intangible assets or financial assets upon adoption. Also explain your accounting for expenses related to your concession arrangements, including major betterments, if any.

Response:
The Service Concession Arrangement guidance as codified under ASC Topic 853 is applicable to transactions in which a public-sector grantor (either a governing body or its designee) enters into an agreement with an operating entity to construct, maintain and/or operate the grantor’s infrastructure that will be used for a public benefit which meet both of the following criteria:

1.	The grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them, and at what price; and

2.	The grantor controls, through ownership, beneficial entitlement or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement.

As part of our implementation of ASC 853 we evaluated, at a contractual level, each of our facilities and concluded that those facilities which we classify as Service Fee Operated met the stated criteria above and were therefore subject to the requirements of ASC 853. The arrangements include restriction on the types and/or sources of waste that we can process at these publicly owned facilities, the parties we may accept waste from and the price to be collected for disposal of waste at the facilities. In addition, the energy contracts for the sale of the energy output are generally between the grantor and a third party customer with the grantor typically retaining 90% of any energy revenue generated from their contracts. Further, ownership of the facility resides with the public-sector grantor throughout the life of the contract as well as at the end of the arrangement. As both of the above criteria were met, we are prohibited under the guidance from recognizing the service concession arrangement as a lease or as property, plant and equipment.

At the time we entered into these service fee operated arrangements we did not recognize the facilities on our balance sheet; however, as part of our operating agreements we are responsible for significant expenditures and capital maintenance of the respective facilities, and prior to the implementation of ASC 853, we capitalized certain expenditures associated with enhancements and/or replacements of facility components which we believed met the definition of an asset and from which we derived ongoing benefit in our operation of the facility. ASC 853-10-25-2 specifically prohibits the recognition of the infrastructure subject to a service agreement as property, plant and equipment of the operating entity. Therefore, upon adoption of ASC 853 on January 1, 2015, we were required to record an adjustment to our balance sheet reclassifying the net book value of these previously capitalized expenditures to accumulated deficit and in the periods subsequent to January 1, 2015, we recognize all expenditures as fulfillment costs under ASC 605.

We did not recognize an intangible or financial asset associated with our service concession arrangements upon adoption of ASC 853.

Note 11. Consolidated Debt, page 87

8.
We note your disclosure on page 31 that your current financing arrangements place restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year. If the restricted net assets exceed 25 percent of your consolidated net assets, provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rules 5-04 and 12-04 of Regulation S-X.

Response:

The restricted net assets at our subsidiaries as of December 31, 2015 totaled $115 million, which was 18% of our consolidated net assets of $638 million. To the extent that this calculation exceeds 25%, we will include the required disclosures in future filings as prescribed by Regulation S-X.

9.
Please tell us in sufficient detail how you account for the €75 million Dublin Convertible Preferred shareholder loans. In doing so, tell us how you analyzed the embedded conversion option and Stakeholder Warrants for derivatives and/or beneficial conversion features, how you account for the conversion option associated with dividends paid-in-kind, and where you classify the warrants on your balance sheet. Tell us the specific provisions of the conversion option and warrants, including the conversion price(s) of the loan principal, whether the warrants are legally detachable and separately exercisable, and how the “specified conversion price” of the warrants is determined.

Response:

In connection with the financing for our Dublin project we entered into a convertible preferred shareholder loan (“Stakeholder Loan”) with a third party. In connection with the Stakeholder Loan agreement, we issued warrants (the “Warrants”) to the counterparty, which entitles them to the right to convert the outstanding Stakeholder Loan balance into a maximum of 24.99% of the ordinary shares of Dublin Waste to Energy (Group) Holdings Limited, an indirect wholly owned Covanta subsidiary, which is the immediate parent entity of our Dublin project. The Warrants are attached to the Stakeholder Loan and are not legally detachable or separately exercisable from the Stakeholder Loan as it requires extinguishment of the debt upon exercise making it function more as a conversion feature than a traditional warrant instrument. Any prepayment of the Stakeholder Loan results in a proportional reduction to the subscription rights held by the Warrant holder.

The Warrant conversion period will run for a period of two years after the operational commencement date (“OCD”) of the Dublin project, which is expected to be years 4 and 5 of the project financing term (following the anticipated three year construction period). The base price per Warrant is €1,000 (the “Base Price”). On each relevant date, the subscription price shall be the sum of the Base Price:

•	plus 43% of the Base Price on OCD;

•	plus 50% of the Base Price on the first senior term loan repayment date after OCD;

•	plus 57.5% of the Base Price on the second senior term loan repayment date after OCD;

•	plus 64.5% of the Base Price on the third senior term loan repayment date after OCD; and

•	plus 72% of the Base Price on the fourth senior term loan repayment date after OCD.

Since the Warrant cannot be separated from the Stakeholder Loan, we consider it to be an embedded feature of the debt instrument and the Warrant does not meet the freestanding instrument definition of ASC 480-10-20 as the exercise of the Warrants results in the termination of the Stakeholder Loan.

We have evaluated the guidance of ASC 815 Derivatives and Hedging and ASC 470-20 Debt with Conversion and Other Options to determine the appropriate accounting treatment for this Warrant Instrument. As discussed above, although separately documented from the Stakeholder Loan agreement, exercise of the Warrants must be offset against the Warrant holder’s interest in the Stakeholder Loan. As such, this feature is substantively a conversion feature and should not be treated as a Warrant. We note that convertible debt typically provides the investor with the ability to convert the debt into a fixed number of shares, with adjustments for certain events and factors. As noted above, the Warrant Instrument is, in substance, a series of 5 fixed-price conversion options which exchange the desired amount of the Stakeholder Loan balance into a fixed number of shares based upon the applicable subscription price. The fair value of the shares received upon conversion does not necessarily equal the principal amount outstanding. Therefore, this feature is considered to be a conversion feature under ASC 470-20-05-4 as opposed to a redemption feature.

We have evaluated the guidance of ASC 815-15-25 to determine if the conversion feature requires bifurcation from the debt host contract. We note that the economic characteristics and risks of an equity conversion feature are not considered to be clearly and closely related to the interest rate and credit risk of a debt host instrument. Further, the hybrid instrument consisting of the Stakeholder Loan with the embedded equity conversion feature is not otherwise measured at fair value. The following conclusions were reached during our evaluation of embedded conversion feature:

Is the feature clearly and closely related to the host instrument?	No, the economic characteristics and risks of an equity conversion feature are not clearly and closely related to the interest rate and credit risks of a debt host instrument.
Is the hybrid instrument otherwise measured at fair value?	No, it is measured at amortized cost.
Does the feature meet the definition of a derivative such that it meets the following criteria?	No, the feature does not meet the definition of a derivative.
One or more underlyings?	Yes, equity price
One or more notionals/payment provisions?	Yes, principal amount of debt/subscription price equals a fixed number of shares
No or minimal net investment	Yes, no net investment was required
Can be net settled	No, the underlying shares are not readily convertible to cash as it is for a non-publicly traded subsidiary.
May the conversion feature that is not bifurcated be settled in cash?
No, the conversion feature is only able to be settled by setting-off the subscription price of the shares received with the outstanding balance of the loan. There is no cash settlement option for either party.

Is the conversion feature a beneficial conversion feature (BCF)?
No, the fair value of the shares at the commitment date, the date of issuance as determined in the Stakeholder Loan Agreement section above, was less than the €1,430 subscription price. Covanta purchased shares of parent entity of the project company for €1,000 prior to Financial Close, indicating the fair value was below the strike price. As the initial issuance did not have a BCF, the issuance of PIK Notes will not have a BCF as the commitment date for subsequent PIK Notes will be the date of original issuance.

Is there a significant premium associated with the convertible debt instrument?	No, The proceeds received upon issuance did not exceed the principal amount to be paid at maturity and therefore no debt proceeds must be allocated to equity as required by ASC 470-20-25-13.
Based on the assessment performed, the Warrant is not accounted for separately from the debt host instrument.

With regard to a potential beneficial conversion feature we evaluated the facts and circumstances surrounding the establishment of the project entity, the Stakeholder Loan, and the subscription prices for the conversion feature in order to assess whether there is a beneficial conversion feature at the commitment date, September 19, 2014 (“Financial Close”).

As part of securing financing for the Dublin project, we initially set out to raise capital from two sources, banks and an equity partner. After evaluating proposals from several institutions we ultimately decided to enter into the Stakeholder Loan as the counterparty did not want to take on the risk for the return at the time, but they did want the potential upside granted by the ability to convert to common shares if the Dublin project proves successful. The project company shares are not publicly traded and we do not anticipate any IPOs of the shares in the future.

The increased risk associated with the common equity position will negate the incremental IRR which may be achieved upon conversion by counterparty. We believe fair value of the investment on a per share basis to be less than the strike price of the conversion feature. This is evidenced by the fact that purchasing equity at €1,000/share did not provide a sufficient return for the market participants to buy into the investment. Therefore, the premium included in the subscription price would only raise the per share price further above what the market would consider fair value as of the date of commitment date.

Note 14. Supplementary Information, page 97

10.	Please address the following comments related to your asset impairment testing procedures:

•
We note that your asset impairments primarily relate to projects, subsidiaries and/or contracts that have been dispatched, sold and/or expired, as opposed to assets held for continued use. Considering your disclosures on pages 9 and 13 regarding the challenging commodity environment and the increased volatility caused by the trend of replacing long-term contracts on a short-term basis, tell us why your recent material impairments do not appear to involve assets currently being used in operations.

•
Provide us with a summary of any material long-lived assets tested for impairment during the periods presented. Where available, provide us with the carrying value and derived fair value of each asset and clarify the events that caused you to test each asset for impairment.

Response:
As part of our ongoing routine processes, we consider whether any events or circumstances have occurred that would indicate our long-lived assets may not be recoverable. Such processes include bi-weekly facilities meetings, which provide an update to members of the accounting, reporting, tax and finance teams of operational matters that may have accounting implications. These meetings are identified as an entity level control to ensure proper communication and timely indication of any potential indicators. As operational matters are identified in the facilities meeting, we review our facilities for indicators of impairment by reviewing forecast information, historical results, budgeted expenditures and other available information at our facility level to determine if a test for recovery is necessary.

While commodity pricing impacts our operations, the majority of our revenue is not reliant upon commodity pricing in order to generate cash flows and recover the carrying value of our assets in the same manner that other independent power producers rely on such pricing. The largest revenue source at our facilities is our waste processing (% of revenues for 2015, 2014 and 2013 were 67%, 61%, and 62%, respectively), which is not subject to the same volatility as our energy or metals revenue and provides stability even in times of low commodity pricing.

The table below summarizes all of the material long-lived assets tested for impairment during the years ended December 31, 2015, 2014 and 2013 and during the six months ended June 30, 2016 (dollars in millions):

Facility	Fiscal Year	Indicators Identified	Impairment Recorded (Y/N)	Carrying Value	Derived Fair Value
Pittsfield	2016	Decision to cease operations prior to end of facility's economic life.	Y	$14.3	$1.3
Bondi Metals Recovery Facility	2016	Decision to cease operations and relocate equipment.	Y	3.3	1.2
Maine Biomass	2015	Significant adverse change in the business climate that could affect the value of a long-lived	Y	41.0	0.3
California Biomass	2014	Significant adverse change in the business climate that could affect the value of a long-lived asset	Y	41.0	6.4
Maine & California Biomass	2013	Current period operating loss	N	90.4	Step 2 not required
During 2013, the biomass plants generated a current period operating loss, which triggered an impairment analysis. Utilizing the latest available forward curves and cash flow projections for fuel, energy and REC pricing, the recoverability of the net carrying value of the assets were assessed. At that time, future undiscounted cash flows of the biomass assets exceeded their carrying values and as such, no impairments were recorded.

Note 17. Stock-Based Award Plans, page 105

11.
You disclose that you calculate the fair value of share-based stock awards based on the closing price on the date the award is granted. Since it appears that your restricted shares are not entitled to receive dividends prior to vesting, clarify why you do not measure fair value using the grant-date fair value of your common shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period.

Response:
Holders of unvested restricted stock awards are eligible to receive quarterly cash dividend payments related to their unvested shares. Therefore, for the unvested restricted stock awards an adjustment to the closing price on the date the award is granted is not appropriate. Upon further review of Note 17. Stock-Based Award Plans in our Annual Report on Form 10-K, we will be deleting the inappropriate reference that holders of unvested restricted stock awards are not eligible to receive unvested dividends and clarifying the disclosure as follows:

"Prior to vesting, restricted stock awards have all of the rights of common stock (other than the right to sell or otherwise transfer)."

Regarding unvested restricted stock units, which represent a small portion of our stock awards, holders accrue dividends on the unvested awards and will be paid such dividends at the point in time that the awards vest. The differential of the present value of each scheduled quarterly dividend payment compared to the present value of the eventual payment at the time of vesting has been de minimis and therefore adjustments have not been made to the grant date fair value of the award. In the event that the amount is no longer de minimis for future awards we will adjust the specific grant date fair value accordingly. Further, we will revise our disclosure in future filings to clarify the treatment of eligibility to receive dividends on unvested stock awards.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Note 3. Dispositions and Assets Held For Sale, page 9

12.
Please address the following comments related to the exchange of your ownership interests in three Chinese EfW facilities for a 15% ownership interest in Chongqing Sanfeng Environmental Industrial Group Co., Ltd (“ Sanfeng Environment”):

•
It appears that you will not record any gain or loss on the sale of these EfW facilities until you complete the anticipated sale of 90% of the Sanfeng Environment ownership interest you received. Considering you completed the exchange transaction in March 2016, please tell us why you did not recognize a gain or loss on the disposition of these facilities during the first quarter of fiscal 2016.

•
Tell us the specific authoritative accounting guidance you utilized in accounting for this transaction. Clarify if this transaction falls within the scope of ASC 845-10-15-18 and ASC 845-10-30-24 through -27.

•	Tell us how you accounted for or will account for the foreign currency translation balances related to the disposed facilities. See ASC 830-30-40-1 through -4.

•
We note that you are in the process of obtaining government approvals to sell your ownership interest in Sanfeng Environment to CITIC Limited (“CITIC”). Tell us why the transaction was structured to acquire an ownership interest in Sanfeng Environment only to subsequently sell nearly all of it. Identify the party that acquired the three EfW facilities and explain if CITIC was involved in the original exchange transaction.

Response:

As background, in 2013 our partner in China, Sanfeng Environment, approached us to describe its plan to combine infrastructure assets in China held by it and its affiliates, and then take that larger infrastructure business public.  Sanfeng Environment requested that we consider exchanging our interests in China for a stake in the new infrastructure company.  We determined that we would be interested in doing so only if we received an attractive valuation for our existing assets in China, and if we had liquidity in our resulting asset. In order to assure ourselves that our liquidity requirement would be addressed we approached several potential buyers of our interest in the new company, and communicated with Sanfeng Environment regarding potential buyers, given that the buyer of our interest would hold a significant stake in their company. This resulted in Sanfeng Environment introducing us to CITIC. Subsequent negotiations resulted in a transaction which satisfied both our requirements, through the asset swap valuation and CITIC's commitment (together with a back-up commitment from Sanfeng Environment) to purchase the bulk of our resulting interest in the new company.  While agreements for both the swap and the sale were negotiated and executed at the same time (June 2015) as an integrated transaction, we recognized that closing both elements of the transaction could take time, given the substantial number of governmental and third party approvals, and the fact that Chinese government approvals are numerous, must largely be pursued in sequence rather than simultaneously, and perhaps most important, uncertain to be provided.  This has proved true; the swap took nine months to close, while the sale still awaits final government approvals.

Given the interwoven nature of the agreements, we view this as one overall transaction which will be completed when the sale of our interests to CITIC has occurred and we have delayed the recognition of any gain until the point in time where we have monetized our investment. At the time the sale closes we will recognize the foreign currency translation balance related to the disposed facilities into the statement of operations.

With regards to the nonmonetary exchange guidance of ASC 845-10-15 we believe that this transaction was not in the scope of the guidance given our view of that this is as a single sale transaction resulting in the monetization of our ownership interests in China.

Form 8-K filed April 26, 2016

13.
Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, when preparing future earnings releases please consider this guidance and ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. We refer you to your references to Free Cash Flow and Adjusted EPS in the introductory table to Exhibit 99.1 of your earnings release.

Response:

We note for the Staff that in our Q2 2016 Form 8-K, filed on July 26, 2016, in order not to give greater prominence to non-GAAP measures, we have added both cash flow from operations and loss per share (basic and diluted), in each case preceding the relevant corresponding non-GAAP financial measure, in the introductory table to Exhibit 99.1 of our earnings release.We have also included a reference to the non-GAAP reconciliations as a footnote to our guidance table.

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me directly at 862.345.5372.

Sincerely,

Timothy J. Simpson

cc: Stephen J. Jones
Bradford J. Helgeson
Neil Zieselman
David S. Stone